Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

Versus Issues Post-Acquisition Shareholder Update

Welcome Shareholders,

I hope all of you are well and that you are as excited as I am about the recent acquisition of Xcite Interactive and all that it will mean for the company with respect to the growth of the Versus audience, the reach of our products, and the growing revenues that will result. I would like to share high-level highlights here because they point to how we have addressed and nullified two key issues that were a hindrance to our development as a public company.

The first issue was partner concentration. In 2020, most of our revenue came through our relationship with HP, and they have been and continue to be a great partner for us. With the acquisition of Xcite, we move from one marquee partner to nearly fifty. We have expanded our paying partner list and our brand presence to over 45 teams, events, and partners in the first half of this year alone. This number continues to grow as additional countries and states reopen, and teams, leagues, concerts, rodeos, and other partners resume holding live events.

The second issue was revenue predictability. The historical lumpiness in the revenue stream has made forecasting difficult, which has obfuscated our growth story and made it difficult to track the impact of product improvements. The Xcite acquisition, and the associated partners and revenues derived from sales of the XEO platform, should reveal a clearer revenue story. By combining managed services, SaaS revenues, and a growing advertising revenue stream, we expect to deliver more stable and predictable revenues going forward. While we are in the midst of transforming an industry, creating new ways for brands to reach fans and audiences, the acquisition of Xcite will enable us to generate revenues in industry-validated ways, using revenue models that are well-known in live events and second screen – and we are doing so with dozens of partners.

It’s a very good time to be at Versus.

We also wanted to note that one press outlet recently suggested that Versus insiders had sold large amounts of VS stock. That report is false. This incorrect report was based on an error made by the outlet. We have been in communication with this outlet, who has admitted the error and will correct this information. In fact, our insiders have been adding to their positions.

We look forward to providing additional updates over the summer and when NFL and college football returns in the fall. Until then, please enjoy the XEO platform in the NHL Stanley Cup Playoffs with the Tampa Bay Lightning and the Vegas Golden Knights; in MLS with the Los Angeles Football Club and New York City Football Club; in MLB with the New York Yankees, New York Mets and Texas Rangers; and with all the teams and events where Versus technology is available.

Thank you for your continued support.

Matthew Pierce

Founder and CEO, Versus Systems

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.